UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of Registrant)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Bogota, August 28, 2019

In July 2019

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED MORE THAN 2.6 MILLION PASSENGERS

In July 2019, Avianca Holdings and its subsidiaries carried 2,675,740 passengers, a 0.1%

decrease compared to the same period of 2018.

In July 2019, Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) subsidiaries transported 2,675,740 passengers, a 0.1% decrease compared to July 2018. Capacity, measured in ASKs (available seat kilometers), increased 5.1%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 1.4% all compared to the same period of 2018. The load factor for the month was 83.6%, a decrease of 303 bps compared to the same period of 2018.

Domestic markets in Colombia, Peru and Ecuador

In July 2019, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,524,671 travelers, down 0.3% when compared to the same period of 2018. Capacity (ASKs) decreased 0.5% while passenger traffic (RPKs) decreased 5.8%. The load factor for the month was 82.5%, a decrease of 467 bps when compared to July 2018.

International markets

In July 2019, the affiliated airlines of Avianca Holdings transported 1,151,069 passengers on international routes, up 0.2% when compared to the same period of 2018. Capacity (ASKs) increased 6.3%, while passenger traffic (RPKs) increased 3.0%. The load factor for the month was 83.8%, a decrease of 269 bps when compared to July 2018.

Operational Statistics	July-19	July -18	ΔYoY	YTD 2019	YTD 2018	ΔYoY
Avianca Holdings (Cons.)
PAX (K)[1]	2,676	2,678	-0.1%	17,961	17,450	2.9%
ASK (mm)[2]	4,669	4,442	5.1%	32,042	30,129	6.3%
RPK (mm)[3]	3,903	3,848	1.4%	26,337	25,151	4.7%
Load Factor[4]	83.6%	86.6%	-3pp	82.2%	83.5%	-1.3pp
Domestic Market
PAX (K)[1]	1,525	1,529	-0.3%	10,122	9,941	1.8%
ASK (mm)[2]	791	795	-0.5%	5,512	5,346	3.1%
RPK (mm)[3]	653	693	-5.8%	4,455	4,481	-0.6%
Load Factor[4]	82.5%	87.2%	-4.7pp	80.8%	83.8%	-3pp
International Market
PAX (K)[1]	1,151	1,149	0.2%	7,839	7,509	4.4%
ASK (mm)[2]	3,878	3,648	6.3%	26,530	24,783	7.0%
RPK (mm)[3]	3,250	3,155	3.0%	21,881	20,670	5.9%
Load Factor[4]	83.8%	86.5%	-2.7pp	82.5%	83.4%	-0.9pp

[1]	PAX: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor: Represents utilized seating capacity

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A.S., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00 ext. 2474, 1349

ir@avianca.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name: Richard Galindo
Title: Secretary